COUGHLIN AND COMPANY, INC.

Financial Statements
and
Report of Independent Registered Public Accounting Firm
September 30, 2022

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

COUGHLIN AND COMPANY, INC.

Table of Contents



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coughlin and Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2022 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2020.

Denver, Colorado
November 16, 2022



COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2022

Assets

Assets		
Cash	$	612,468
Cash segregated under Rule 15c3-3		5,052
Deposit with clearing organization		260,548
Securities available for sale		989,950
Accounts receivable		85,000
Property and equipment, net		121,616
Prepaid and other assets		58,962
Deferred tax asset		3,100
Total assets		2,136,696

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued liabilities		57,182
Payable to clearing broker		3,691
Finance lease payable		26,059
Deferred tax liability		10,800
Total liabilities		97,732

Commitments

Stockholders' equity		
Common stock, $1 par value; 100,000 shares authorized;		
19,988 shares issued and outstanding		19,988
Retained earnings		2,018,976
Total stockholders' equity		2,038,964
Total liabilities and stockholders' equity	$	2,136,696

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 3, a significant portion of the revenue of the Company is derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The financial position and operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under Rule 15c3-3.

Use of Professional Employer Organization

Effective January 1, 2019 the Company switched payroll providers from Paychex to OnePoint HRO, LLC ("OnePoint"), a Colorado Professional Employer Organization ("PEO"). The Company contracted with one point in an agreement to provide professional employer services effective January 1, 2019, to engage in a co-employment relationship with the Company. OnePoint provides personnel management services to the Company's employees including payment of salaries, wages, commissions, payroll taxes, and employee benefits. The Company paid $2,713,622 including salaries, taxes, commissions, benefits, and services to OnePoint for the year ended September 30, 2022.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by straight-line methods over estimated useful lives of three to seven years.

Property and equipment consist of the following as of September 30, 2022:

Furniture and equipment	$	120,267
Autos		98,746
Less accumulated depreciation		(128,847)
Lease assets		31,450
Total	$	121,616

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Balances in excess of FDIC limits are uninsured. At times during the year, the balances in these accounts may exceed the insurance limits.

Revenue Recognition

As a result of adopting FASB Account Standards Update 2014-09 – Revenue from Contracts with Customers (Topic 606), the Company presents investment banking fees gross of related client reimbursed deal expenses and deal-related expenses as non-interest revenue on the statement of income.

Underwriting fees, including from related parties, include revenues arising from securities offerings in which the Company acts as an underwriter or agent and are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement.

Consulting fees include revenues from contracts with various entities to determine the best financing options for their capital needs. This may result in an exempt offering or placement of debt with a financial institution. Fees are determined for each individual engagement, are specified in the contracts and are recorded on the settlement date.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Loan placement fees include revenues from contracts with related parties to help facilitate refinancing for current loans or debt securities. Revenues are recorded when the performance obligation for the transaction is satisfied under the terms of the engagement.

Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of broker clearing expenses. Expenses for completed deals are reported separately in broker clearing expenses on the statement of income. If the Company concludes that an investment banking deal will not close, expenses related to such a transaction are recognized as other operating expenses on the statement of income at the time of that determination.

Commissions include trade-related commissions earned through the Company's clearing broker. Commissions earned include third-market commissions, commissions related specifically to the purchase and sale of mutual funds, and over-the-counter (OTC) equity, government bonds and mutual funds, which are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service.

Management fees are from related parties and include revenues the Company receives in connection with property management services performed for various partnerships (Note 3). The performance obligation related to the transfer of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are based on an hourly basis of $300 per hour.

Accounting fees are from related parties and include revenues the Company receives in connection with accounting for property management services performed for various partnerships (Note 3). The performance obligation related to the transfer of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are based on a flat rate and reflect additional work at an hourly rate of $300 per hour.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company adopted guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective October 1, 2019. The guidance requires that the Company determine if an arrangement is a lease at the inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedients has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

The Company has an operating leases and finance leases for office space and office and computer equipment. The equipment under finance leases are included in Property and equipment on the statement of financial condition.

Office equipment	$ 62,900
Accumulated depreciation	(26,537)
	$ 36,363

Maturity of lease liability at September 30, 2022, was as follows:

Year	Financing Leases
2023	$ 10,252
2024	$ 9,036
2025	$ 8,168
2026	$ 680
Total lease payments	28,137
Less amount representing interest	(2,077)
Lease liability	$ 26,059

Operating Leases

The Company leases office space through December 31, 2022 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $18,507. This lease is typically renewed in one year increments, and it is very likely that it will again be renewed prior to expiration.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, and loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company held no trading securities at September 30, 2022 that are classified as Level 1 in the fair value hierarchy.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The non-marketable securities are comprised of private placement corporate bonds with no ready market. During the year ended September 30, 2022 the Company did, from time to time, hold non-marketable securities purchased in inventory that were subsequently sold. However, at September 30, 2022, there were no such securities held in inventory.

The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions totaling $36,000 were paid in fiscal year 2022.

Note 3 - Related Party Transactions

Investment Banking Fees

The Company underwrites real estate offerings and earns fees for raising debt and equity for various projects. The stockholders of the Company serve as the general manager of these various related entities, so the revenue is reported as related party income. The Company earned $1,460,000 from these underwritings during the current year.

In its role as underwriter, the Company may pay expenses on behalf of related party to facilitate the closing of a transaction. Such expenses are reimbursed upon execution of the transaction. During the fiscal year, the Company did not have any such reimbursed expenses.

Management Fees

The Company provides consulting and management services to Coughlin Property Management, LLC ("CPM") and C&J Associates, LLC ("C&J"), entities with common officers and stockholders of the Company. CPM is a real estate management company, and C&J owns real estate and is a licensed insurance broker.

Accounting Fees

The Company earns accounting fees from entities with common officers and stockholders of the company.

Note 3 – Related Party Transactions (continued)

Related Party Receivable

As the Company identifies future investment opportunities for clients, it will pay for some initial consulting and design fees. These expenditures are recorded as receivable while due diligence is performed in anticipation that the fees will be reimbursed to the firm. As of September 30, 2022 there was no amount due from a related party related to potential investment opportunities for clients.

Vehicles

The Company may provide vehicles to key members of management that may be either purchased or leased by the Company.

Stockholder Agreement

During 2013, the Company executed an agreement with a stockholder to allow the holder the right to require the Company to purchase or redeem their shares for a specified price per share. The agreement requires that the stockholder give written notice of the exercise of this right as outlined in the agreement. As of the date of the report, the stockholder had not exercised the right.

Short-Term Advances to Affiliates

The Company will periodically advance funds to related party entities on a short-term basis. These advances are typically paid back to the Company within one to six months. Management uses discretion when assessing interest on these advances.

Note 4 – Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

Interest and penalties associated with tax positions are recorded in the period assessed. The Company was not assessed interest or penalties in the year ended September 30, 2022.

Note 4 – Income Taxes (continued)

There was a deferred tax asset of $3,100 as of September 30, 2022. There was a deferred tax liability of $10,800 as of September 30, 2022.

The effective tax rate does not differ from the statutory tax rate.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2022, the Company had net capital of $1,770,286, which was $1,520,286 in excess of required minimum net capital of $250,000, and $1,470,286 in excess of 5% of combined aggregate debit items, as defined, or 120% of the minimum net capital requirement.

Note 6 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

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